

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2013

Via E-mail
Mr. Todd Bauman
Chief Executive Officer
Bauman Estate Planning, Inc.
9500 West Flamingo Road
Suite 205
Las Vegas, NV 89147

> **Re: Bauman Estate Planning, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed February 12, 2013**
> **File No. 333-169960**

Dear Mr. Bauman:

We have reviewed the amendment to your registration statement, and we have the following comments.

General

1. You disclose on page F-8 that your current fiscal year end is December 31; however, the Company Data section of your EDGAR profile indicates that your current fiscal year end is June 30. Please revise the Company Data section of your EDGAR profile accordingly.

Capitalization, page 10

2. Since you have now presented financial statements for the period ended September 30, 2012, please update your capitalization table to also be as of September 30, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

General

3. Your discussion of liquidity and capital resources as well as your results of operations on page 16 relates to the period ended June 30, 2012. Since you have now presented financial statements for the period ended September 30, 2012, please update the financial information presented in your MD&A to also be for the period ended September 30, 2012.

Financial Statements for the Period Ended September 30, 2012

Balance Sheets, page F-14

4. Rule 8-03 of Regulation S-X requires interim financial statements to include a balance sheet as of the end of your most recent fiscal quarter as well as a balance sheet as of the end of the preceding fiscal year. As such, please revise to present balance sheets as of September 30, 2012 and December 31, 2011.

5. Please supplementally provide us with a reconciliation of your retained earnings from December 31, 2011 to September 30, 2012, since there appear to be other adjustments in addition to your net loss for the nine months ended September 30, 2012.

Statements of Cash Flows, page F-16

6. Please revise your statement of cash flows to ensure that net income (loss) for the nine months ended September 30, 2012 and 2011 agree to the amounts presented on the face of your statements of operations.

Note 2 – Related Party Transactions, page F-17

7. You disclose that you owe $2,500 to Mr. Bauman as of September 30, 2012; however, there are no liabilities presented on the face of your balance sheet as of September 30, 2012. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Todd Bauman
Bauman Estate Planning, Inc.
February 21, 2013
Page 3

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Harold P. Gewerter, Esq.